SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

8 April 2005

CORUS GROUP plc

(Translation of Registrant’s Name into English)

30 Millbank

London SW1P 4WY England

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _____ No X

(Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders)

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _____ No X

(Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and is not distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.)

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to

Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _____ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82 - _____)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CORUS GROUP plc

Date: 8 April 2005

By

/s/ Allison Scandrett

Name: Mrs A Scandrett

Assistant Secretary

Annual Review 2004

Delivering on our commitments

Restoring Success

How are we doing? Our financial performance has improved significantly

Operational and financial highlights

•	Group operating profit of £582m	Contents
		01	Financial summary
		01	Operating divisions
•	Operating profit before restructuring and impairment costs of £627m, an improvement of £693m over 2003	03	Chairman’s statement
		06	Chief Executive’s statement
		11	Review of the period
		12	Strip Products
•	‘Restoring Success’ accounts for approximately 30% of the improvement	14	Long Products
		16	Distribution & Building Systems
		18	Aluminium
		20	Central and other
•	Retained profit of £446m, earnings per share of 10 pence	21	Other topics
		24	Board of directors
		26	Summary directors’ report
		28	Summary report on remuneration
•	Net debt reduced to £854m, gearing ratio of 27%	33	Summary financial statement
		33	Auditors’ report
		34	Consolidated profit and loss account
•	Debt maturity extended and new working capital facility secured	35	Consolidated balance sheet
		36	Consolidated cash flow statement
		37	Reconciliation of net cash inflow to movement in net debt
		37	Reconciliation of movements in shareholders’ funds
		bc	Shareholder information

Operational and financial highlights

Financial summary

	2004 £m		2003 £m
Turnover	9,332		7,953
Group operating profit/(loss)	582		(208)
Operating profit/(loss) before restructuring and impairment costs	627		(66)
Retained profit/(loss)	446		(305)
Earnings per share	10.05	p	(9.25	)p
Net debt at end of period	(854)		(1,013)

Operating divisions
The principal activities are as follows:

Strip Products

  Corus Strip Products IJmuiden and Corus Strip Products UK
  Hot rolled steel strip and cold rolled and metallic coated steel
  Corus Packaging Plus
  Light gauge coated steel for packaging and non-packaging applications
  Corus Tubes
  Steel tubes, hollow sections, linepipe and pipeline project management
  Corus Colors
  Organic coated steels
  Corus Special Strip
  Plated and clad precision strip products with specialist finishes
  Cogent Power
  Electrical steels, transformer cores, generator and motor laminations

Distribution & Building Systems

  Corus Distribution and Building Systems
  Service centres, further material processing and building systems
  Corus International
  Tailored product and service solutions for international projects and international trade
  Corus Consulting
  Consultancy, technology, training and operational assistance to the steel and aluminium industries
Aluminium
  Corus Primary Aluminium
  Extrusion billets, slabs and ingots
  Corus Aluminium Rolled Products
  Plate, sheet and coil
  Corus Aluminium Extrusions
  Soft and hard extruded profiles, rods and bars
Long Products
  Corus Construction & Industrial
  Plate, sections, wire rod and semi-finished steel
  Corus Engineering Steels
  Engineering billet, rolled and bright bar
  Corus Rail
  Railway products, design and consultancy, rail infrastructure contracting
  Long Products Downstream Businesses
  Custom designed hot rolled special steel profiles, hot and cold narrow strip
  Teesside Cast Products
  Slab and bloom

External turnover (£ billion)	External deliveries (mt)	Employees (at year end)

Corus Annual Review 2004 1
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What progress has been made in restoring success? We are on track to deliver our overall targets
During 2004 we have seen lost time injuries reduce by 50%, deliveries on time increase to 79% and achievement of nearly 50% of the gross annual benefit from savings that we have committed to deliver by the end of 2006.

Chairman’s statement

Chairman’s statement	The Board
During 2004, we further strengthened the Board and broadened its international experience. Jacques Schraven was appointed as non-executive Deputy Chairman and Chairman of the Health, Safety and Environment committee from 1 December and Rauke Henstra, who has responsibility for our Strip Products division, was appointed as Executive Director from 1 October.

Whilst welcoming new directors, we have also to say goodbye to several colleagues. Richard Turner retired from the Board in December 2004 and Maarten van Veen will retire at the end of May. Both joined the Board as non-executive members, following the merger of British Steel and Hoogovens. I would like to thank them both for their contribution through some very difficult times for the Company and wish them the very best for the future.

Stuart Pettifor, our Chief Operating Officer, retires at the end of May 2005, after more than 40 years of dedicated service. Stuart joined the Board in September 2001 and has played an integral part in turning around the fortunes of Corus over the past two years. On behalf of the Board I would like to wish him a long and happy retirement. Finally, Richard Reeves, our Company Secretary will be retiring after the AGM.

Corus is now a more cohesive
company and we are beginning
to deliver.

Restoring Success
In my 2003 statement, I outlined how we now had the plans, the people, the programme and the resources to improve our performance, particularly in our UK businesses. In other words, to turn Corus around and realise it’s true potential. We called this plan ‘Restoring Success’ and its objective was very clear – to close the competitive gap between Corus and its European peers by the end of 2006.

Although we are only halfway through our programme, I am pleased to report that very real progress is being made and that we are beginning to deliver on our commitments.

The extent of the progress is no more evident than in the significant improvement in our financial performance. Corus generated an operating profit during 2004 of £582m and earnings per share of just over 10p, compared to a loss of £208m in 2003. We also reduced net debt by £159m, despite more than doubling the capital investment in our business. We are the first to acknowledge that we have benefited from favourable market conditions, however our Restoring Success programme has also already made a significant contribution to that improvement. The foundations have now been laid, which should lead to sustainable improvement in the longer-term. We are also delivering higher safety and environmental standards, an inherent part of Restoring Success. During 2004, our performance in these areas has significantly improved. We remain committed to ensuring that this encouraging trend continues and we will not compromise on these in our endeavour to deliver further improvements.

The new executive team, under Philippe Varin’s leadership, has driven and accelerated the speed of Corus’ recovery and the Board continues to have confidence that the Company is well on its way to achieving the plans to which we have committed. I would also like to extend my thanks to all our employees for their contribution during a very challenging period. Without their support we would not have been able to make the progress we now report.

“Although we are only halfway through our programme, I am pleased to report that very real progress is being made and that we are beginning to deliver on our commitments.”

Corus Annual Review 2004 3
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Chairman’s statement

I would like to thank Richard for the major contribution he has made in this important role over the 16 years he has been with us and wish him every happiness in his retirement.

Corus in 2004 – A more cohesive company
Last year we promised to work even harder at improving our communications and sharpening our accountability. As part of this commitment, we have built upon the initial review of the Board, its functions, committees and terms of reference, conducted in 2003.

During the past year, we have undertaken a thorough assessment of our all round effectiveness, including the performance of individual directors and my own role as Chairman. The conclusions of this review, which confirm we are on the right track, are set out on page 26.

Last year shareholders approved a new long-term bonus scheme to ensure that the interests of management and shareholders are fully aligned. Now half of senior executive bonuses are paid in the form of Company shares, which are held in a trust for three years. We will further align the interests of our senior executives with shareholders by introducing minimum shareholding targets that are equivalent to their annual salary and for the Chief Executive, equivalent to one and half times his salary.

Alignment has also been paramount in the changes that are being made to the membership of the Supervisory Board of our wholly owned Dutch subsidiary, Corus Nederland. The intended appointment of Jacques Schraven (the Deputy Chairman), who succeeds Leo Berndsen, as Chairman of the Supervisory Board in September 2005 is a clear indication that relationships are being normalised with Corus Nederland.

Financing
The balance sheet of the Company has been transformed over the past 18 months, not least by the completion of our re-financing programme to extend our bond maturities and by the re-negotiated bank facility that was announced on 24 February 2005. The Company now has a robust financial structure in place to enable us to move beyond the Restoring Success programme.

Dividend
The Board gave careful consideration to the question of a dividend in the light of our improved financial position and concluded no dividend should be recommended for 2004. It is the Board’s current intention to recommence dividend payments for 2005.

Corus in 2005 and beyond
A year ago, I said that turning around Corus and realising its potential was a very big undertaking that would take time, with no shortcuts. In 2004, we have made good progress. While we are pleased with what has been achieved to date, we will not lose sight of the fact that we are only halfway through our initial plans.

Restoring Success was never meant to define our ambition in the longer-term and, as I have said, the Board has already begun to focus on how we can build on these foundations. In particular, we want to determine the distinctive values and skills that will make Corus resilient and enduringly successful in today’s rapidly changing steel industry. The ‘Corus Way’, which is now being developed and is addressed in the Chief Executive’s statement, will define how we plan to move Corus on further. I look forward to reporting to you on this during the forthcoming year and beyond.

Jim Leng
Chairman

‘‘The ‘Corus Way’, which is now being developed, will define how we plan to move Corus on further and I look forward to reporting on this during the forthcoming year and beyond.”

4 Corus Annual Review 2004
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What will follow Restoring Success? The Corus Way aims to secure long term improvement
We have already begun to focus
on building on the foundations
of Restoring Success. We will
determine the distinctive values
and skills to make Corus resilient
and enduringly successful: the
Corus Way will allow us to compete
successfully in tomorrow’s
steel industry.

Chief Executive’s statement
Chief Executive’s statement Our 2004 performance is a clear indication that we are moving in the right direction and delivering our commitments.	The Restoring Success programme consists of a number of initiatives designed to deliver this objective. As well as making savings through cost reductions and improved performance, action plans are also focused on improving our safety record and achieving best in class customer service. During 2004 we have made very real progress in all three areas and Restoring Success has delivered approximately 30% of the overall improvement in our operating performance.

Safety and Service
Safety performance is a key priority and during 2004 we have seen the frequency of lost time injuries, a good indicator of performance, reduce by more than 50%. Regrettably, the year also brought two fatal accidents to contractors. Health and safety performance in this area remains a concern and will again be a major priority during the current year.

We have also improved service levels where our internal measure of performance, the percentage of complete deliveries made on time, improved to 79% from 74% in the previous year. However, our target is 90% and there remains much to do to achieve this goal. A ‘one Corus’

2004: performance overview
2004 represented a significant turnaround in the performance of the Company, with an underlying operating profit, before restructuring and impairment costs, of £627m. This improvement is evident in the performance of all our carbon steel segments – Strip Products, Long Products and our distribution activities and has been driven by a combination of positive market conditions and by the self help measures that make up our Restoring Success programme.

Market conditions
Favourable conditions in the general economic environment during the year translated into strong demand for steel. This significantly improved the global steel supply/demand balance. While Group sales deliveries remained unchanged, higher selling prices have more than offset the negative impact of additional raw material and energy cost increases experienced during the year.

Restoring Success
In 2003, we quantified the challenge facing Corus by comparing our performance to that of our European competitors in terms of the ratio of our earnings before interest, tax, depreciation and amortisation (EBITDA) to sales. This comparison revealed a competitive gap of six percentage points, equivalent to some £400m. As the Chairman has outlined, our objective was clear – to close this gap by the end of 2006.

“ During 2004 we have made very real progress and Restoring Success has delivered approximately 30% of the overall improvement in our operating performance.”

6 Corus Annual Review 2004
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Chief Executive's statement

pricing policy has aligned the commercial focus of our upstream and downstream businesses through improved communication, speed of decision-making and clarity of purpose across the Company, led by the Executive team.

We are also securing a better mix of customers, products and markets. We are reshaping the business, concentrating on those areas where we can generate value from specific products and markets. The disposal of our piling business and related investment in our rod and plate production facilities is an indication of our strategic intent. We also acquired full ownership of Segal during the period to strengthen our position at the high end of the market for galvanised sheet for the automotive sector.

Savings
In total, we estimate that by the end of December 2004 we achieved nearly 50% (£335m) of the gross £680m per annum savings that we have committed to deliver by the end of 2006. These benefits have been delivered from:

Existing initiatives
These initiatives were already underway when I joined the Company, designed to deliver savings of £210m per annum and are now nearing completion. Two of these initiatives, World Class IJmuiden and our manning reduction programme, were successfully completed in 2004 and the final initiative, High Performance Strip UK, remains on track for completion by the end of 2005.

UK restructuring
The UK restructuring programme, designed to improve the efficiency of our UK steelmaking assets to ensure cash generation through the cycle, aims to deliver savings of £120m per annum by the end of 2006. The £160m investment programme at Rotherham and Port Talbot to achieve the necessary cost reductions is now nearing completion and the capital phase of the programme has proceeded in line with our original budget and timetable. We will begin to see the financial benefits of this investment in the second half of 2005, and into 2006.

As a result of the UK restructuring programme, the steel making capacity of our Teesside operations becomes surplus to the Group’s internal requirements in 2006. In January

2005, the Group announced that Teesside had been successfully refocused as an external slab exporter through the completion of a 10 year supply agreement with a consortium of slab customers. This transaction has provided significant up-front value for Corus whilst allowing the Group to retain access to it’s own slab requirements, at cost, for the duration of the UK restructuring programme.

New initiatives
In the second half of 2003 we identified further savings of £350m per annum to be delivered by the end of 2006, that we entitled ‘New initiatives’. Excellent progress is being made here and we remain on track to deliver these benefits in line with our original commitment. Through the sharing and implementation of best practice across the Group, we have already delivered a significant improvement in manufacturing performance that will be retained over the longer-term. Further improvements are targeted for the current year. Our purchasing initiatives, which include reducing the number of suppliers and developing closer working relationships with key suppliers, are also delivering tangible benefits.

During 2004, capital expenditure more than doubled to £377m in support of these initiatives.

New initiatives – investing for higher value Updating the process control at our Scunthorpe plate mill is part of a £44m investment this year in improving efficiency, product quality, reliability and presentation.

Corus Annual Review 2004 7
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Chief Executive's statement

Management and leadership
The 2004 financial results are reported in line with the new divisional structure implemented last year to ensure greater accountability for performance. This new structure, with each division led by the new members of our Executive committee, appointed for their broad and international experience has also proved very successful in implementing our Restoring Success programme and accelerating our progress towards a one Corus culture.

Financing
Our re-financing activities to extend the maturity profile of our existing debt were completed following the successful €800m bond issue in the second half of the year and the recent announcement of our new bank facility, to finance our working capital requirements. The terms of our new bank deal are more favourable than the syndicated facility it replaced. We now have the financial platform in place from which we can grow and take the Company forward, beyond Restoring Success. At the end of December, our gearing stood at 27%; one measure of the progress we have made in rebuilding our balance sheet. Our main objective is now to regain investment grade status.

Beyond Restoring Success
Our strategic intent to focus on carbon steel remains unchanged. The structural change in the aluminium industry continues and whilst we are committed to securing an alternative future for our aluminium businesses outside the Group, we can wait for an opportunity that maximises value for our shareholders. The aluminium business is performing well as shown in the segmental results on pages 18 and 19 and has continued to receive appropriate investment.

The Restoring Success programme was created to re-establish Corus as an equal to its European peers and to make the Company more resilient to any cyclical downturn in the steel industry. We do, however, recognise that to succeed in the competitive landscape of today’s steel industry we must look forward at how to grow beyond our original ambitions. How do we build on the strong foundations built by Restoring Success and allow Corus to compete successfully?

We are addressing this question through the development of the Corus Way that will encompass three key business goals – best supplier to best customers, world-class processes, and selective growth underpinned by the commitment of passionate people. The Corus Way will differentiate Corus from its competitors and allow us to deliver value for shareholders.

  Best supplier to best customers – in the construction, packaging, automotive and engineering markets. We will differentiate Corus by building on our strengths of innovation, reliability and strategic partnerships, creating and retaining value.

  World class processes – beyond our restructuring programme, we will continue to strengthen our manufacturing platform with strategic investments such as the recent £130m investment announced in our Long Products division at Scunthorpe in the UK. From this robust platform, Continuous Improvement is now launched throughout the Company to permanently embed a common culture, based on the principles of lean thinking.

  Selective growth – our disposal of non-profitable assets will continue. We are now ready to focus on new

8 Corus Annual Review 2004
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Chief Executive's statement

  opportunities and we will seek to move quickly when they arise. Maintaining an appropriate financial structure is paramount and we will not compromise the financial strength that we have rebuilt over the last 18 months.

  Passionate people – a safe environment, a clear organisation and an involved, motivated and trained workforce will deliver the Corus Way. Our International Sharesave Scheme already allows our employees to become shareholders in the Company to encourage their active interest in our performance.

The Corus Way will evolve over the next 18 months and build on the momentum that has been created by Restoring Success, to drive a culture of value creation throughout the organisation. Last year I indicated

that we would not cut corners in delivering our commitments. We are now halfway through Restoring Success and it is important that we maintain our focus on this programme throughout 2005 to secure the robust platform that the development of the Corus Way requires.

Summary
We remain on track to deliver the full benefits of Restoring Success. We are sharpening our commercial performance, disposing of non-core assets and have completed the re-financing of the Group. As such we are building a firmer foundation for future growth. Our 2004 performance is a clear indication that we are delivering on our commitment to close the competitive gap with our European peers by the end of 2006.

With regard to the outlook, global growth remains relatively strong and the demand/supply balance is tight by historical standards, generally supportive of a positive outlook for 2005. Stock building in European and North American markets has softened demand in the first half of 2005, but the resumption of demand from China is expected to progressively restore balance. Overall, we expect the first half trading environment to be broadly in line with the second half of last year. As the year progresses we see conditions as more uncertain. We will look to recover the significant raw material costs increases through higher selling prices and we expect further benefits from Restoring Success.

Philippe Varin
Chief Executive

Restoring Success	End 2006 targets	Progress to December 2004	“At the end of 2004, annualised exit rate benefits of approximately £335m had been secured, equivalent to nearly 50% of the overall target for the programme.”
	£m	£m
Existing initiatives	210	165
UK restructuring	120	Benefits from 2005 2nd half
New initiatives	350	170
Gross target	680	335

Corus Annual Review 2004 9
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Is the recovery sustainable? Self help measures have delivered 30% of our improved performance

Favourable market conditions have helped significantly and the current outlook is generally positive, but further benefits from Restoring Success will be delivered in 2005 as the UK restructuring programme nears completion.

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Review of the period

Review of the period Operating profit of £582m compared with an equivalent loss of £208m in 2003. Improvement is evident in all divisions.

The Corus share of results of joint ventures and associated undertakings amounted to a profit of £30m in 2004 (2003: £9m). The increase from 2003 was attributable to the improved conditions in the steel market that also benefited the Group’s result.

The net profit on the disposal of fixed assets and of Group undertakings amounted to £68m in 2004 (2003: £45m). The profit arose from the sale of non-core assets and businesses, including the sale of surplus land at Llanwern and Bryngwyn, the Group’s piling commercial operations in the UK, the Tuscaloosa mini-mill in the USA and the North American service centres.

The Group’s net interest payable in 2004 of £118m (2003: £98m) reflected the average net debt for the period of £1,113m, with the net debt at 1 January 2005 being £854m (2003: £1,013m). The increase in interest from 2003, in spite of the reduced level of net debt, reflected an early redemption premium on the repurchase of bonds, the amortisation of issue costs on the syndicated bank facility and higher interest rates.

There was a profit before tax for the period of £559m (2003: loss of £255m), a profit after tax for the period of £440m (2003: loss of £308m), and a basic earnings per share of 10.05p (2003: loss of 9.25p).

Total Group turnover for the period was £9,332m (2003: £7,953m), an increase of 17% from 2003. The increase was spread fairly evenly across the Group’s three steel divisions, with the average increase for these divisions amounting to 19%. Sales volume for steel was unchanged from 2003 at 21mt, but average revenue per tonne rose by 19% reflecting the strong growth in steel selling prices in response to rising raw material costs and growth in global demand for steel. Turnover for the Aluminium division also rose compared with 2003, but by the lower amount of 6%.

In total for the Group, average revenue per tonne for the period of £434 was 17% higher than 2003 driven by the steel increases referred to above. Steel prices, which had risen strongly in the first half of 2004 in comparison with the second half of 2003, continued to rise through the year resulting in an overall increase for the Group in average revenue per tonne in the second half of 2004 of 18%.
The Group operating profit for 2004 was £582m (2003: loss of £208m). Restructuring and impairment costs included in the operating result amounted to a net charge of £45m. These costs were related to the announced closure of the heavy section mill at Scunthorpe, redundancy and related costs for a series of ongoing efficiency measures across the Group, and net charges to recognise impairments of fixed assets and goodwill.

The underlying operating profit (i.e. excluding restructuring and impairment costs) in 2004 of £627m compared with an equivalent loss of £66m in 2003. The improvement was evident in all divisions, although most notably in the steel divisions. The Group experienced a significant increase in raw material and energy costs during 2004, but was able to recover the increase in steel selling prices and to enhance margins, as global demand for steel remained strong. The Group also benefited from the Restoring Success programme launched in 2003.

Corus Annual Review 2004 11
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Review of the period

Strip Products

Turnover, deliveries and prices
Gross turnover for the period was £4,724m (2003: £3,916m) of which £841m (2003: £734m) was intra-group (i.e. to other divisions within Corus). The increase in gross turnover of 21% was attributable to an increase of 16% in average revenue per tonne and of 4% in gross deliveries.

Strong demand in China, the Far East and the USA had a positive effect on mainland European manufacturing exports, and European strip steel demand levels are estimated to be some 8% higher in 2004 than 2003. Underlying consumption of strip steel in the UK market grew by around 3% in 2004, with strong growth in construction activity, compensating for slower growth in vehicle output and engineering.

After improving in the first half, the division’s UK market share for its main products slipped back in the second half as imports rose and customer attempts to reduce stocks focused primarily on the domestic supplier. UK share in 2004 as a whole is estimated at 49% compared with 50% in 2003.

Gross deliveries in the year were 12.1mt, compared with 11.6mt in 2003. Of that total, intra-group sales accounted for 2.5mt (2003: 2.9mt), leaving external market sales at 9.6mt, 0.9mt higher than 2003.

£ million unless stated	2004	2003
Turnover
Gross	4,724	3,916
Intra-group	841	734
External	3,883	3,182
Deliveries (’000 tonnes)
Gross	12,060	11,592
Intra-group	2,486	2,892
External	9,574	8,700
Operating result	366	25
Operating result (pre restructuring and impairment costs)	386	47
Employee numbers at year end (headcount)	22,600	22,900
Capital expenditure	209	88

Key issues
  Safety performance improved by over 50% as measured by the lost time injury frequency rate.
  The significant improvement in the operating result was supported by favourable market conditions, generally good manufacturing performance and delivery of Restoring Success targets.
  The division’s result was negatively impacted by overall coke availability, and the price and quality of coke imported to meet a shortfall in the UK. This will be partially addressed by the refurbishment of Morfa coke ovens at Port Talbot in 2005.
  Delivery performance improved significantly in 2004.

  The acquisition of the Segal galvanising line was concluded in late 2004.
  The launch of the Ymagine™ product range of thin gauge steel, which is produced from the direct sheet plant in IJmuiden.
Strategy
The strategy of the division is based on achieving a sustainable return on assets through the steel cycle. Aligned to this, key objectives are:
  to achieve strong customer service, thus facilitating margin enrichment through growth in selected customer and market sectors.
  to develop a competitive cost base across the division, including optimisation of production facilities and achievement of Restoring Success initiatives.

Rauke Henstra, Division Director, Strip Products was appointed to the Board of Corus Group plc in 2004. He started his career with Koninklijke Hoogovens in 1973. He has held a number of senior positions throughout the Group and successfully led the World Class IJmuiden programme to improve competitiveness.

12 Corus Annual Review 2004
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Review of the period

Average revenue per tonne for the period amounted to £392 compared with £338 in 2003. Average revenue per tonne in the first half of 2004 amounted to £360 increasing to £424 in the second half.

The shortage of steelmaking raw materials led to an unprecedented surge in US spot market strip steel selling prices. Although US prices fell back during the fourth quarter, they remained very high relative to historical trends. Spot prices in Far East markets had also risen 40% above the 2003 peak by March 2004, but have since fallen back to around 20% above that peak. Northern European prices that are negotiated quarterly improved more gradually than other regional markets in the first half, but the rate of increase accelerated in the second half.

Average prices in the automotive and packaging sectors, where prices are negotiated annually, improved only modestly in 2004. However, based on the 2005 price negotiations already concluded, it is clear that automotive and packaging sector prices will increase significantly in 2005.

Operating costs
Operating costs for the period were £4,358m, which was 12% higher than in the previous year, both before and after restructuring and impairment costs. Raw material price increases were essentially the result of the rising world demand for steel in 2004, which in turn resulted in shortages for most steel raw materials (coal, coke and iron ore). Coke in particular was in short supply following the decision by the Chinese to restrict coke exports in the first half to satisfy internal demand. As the year progressed, scrap also became scarce across Europe and both integrated sites saw prices reach record levels. Downstream units felt the effect on feedstock prices.

Maintenance costs rose as a result of increased volumes, inflation and an increased focus in this area during 2004. There was also an increase in revenue expenditure associated with major capital projects. Higher energy costs were experienced, especially in the UK and mainland Europe where global oil prices fed through to inflated gas and electricity prices.

Operating result
The operating profit for 2004 was £366m, an improvement of £341m compared with 2003. Excluding restructuring and impairment costs, the underlying result improved by £339m. The Restoring Success programme contributed significantly to the improvement year on year. The improvement was however dominated by the effect of significant increases in selling prices, partially offset by the unprecedented rise in raw material prices. Operational performance was generally good, particularly in iron and steelmaking at IJmuiden.

Investment
Capital expenditure in 2004 amounted to £209m (2003: £88m). No major schemes were completed during 2004, but the heavy end development scheme at Port Talbot, which forms part of the UK restructuring plans, is progressing on time for completion in 2005 and within budget.

The condition of no. 7 blast furnace at IJmuiden has allowed the completion of its reline, which was approved in 2003, to be delayed for a year until the fourth quarter of 2006. The scheme to refurbish the Morfa coke ovens at Port Talbot has been extended in scope and is now planned for completion in the third quarter of 2005.

Three other major schemes have been approved and are in progress at IJmuiden: the replacement of the bell top of no. 7 blast furnace by a Paul Wurth top; the replacement of the computer control system for the hot strip mill; and the installation of an organic coating section to the existing galvanising line.

Building capacity The installation of a new blower and cold blast main is part of the on-going programme to increase capacity at Port Talbot’s newly built no. 5 blast furnace.

Corus Annual Review 2004 13
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Review of the period
Long Products

The increase in gross turnover of 21% was achieved in spite of a small reduction in overall deliveries, with good levels of demand and restricted steel availability enabling the division to be more selective in choosing the markets it services. Considerable progress was also made in improving the product mix through an increased proportion of higher value added products, such as aerospace and tyre cord. These measures, together with price increases discussed below, enabled average revenue per tonne to rise from £262 to £319, an increase of 22% year on year.

In the UK, demand for the division’s main products grew by some 3% in 2004, reflecting the continued strength of the construction market and increased investment spending in offshore and renewable energy. Similar demand increases were experienced in the earthmoving sector and in engineering steels, in part influenced by shortages. The division’s UK market share for its main products fell slightly to an estimated 53% in 2004 from 54% in 2003, due to an increase in imports and a rise in deliveries by other UK producers.

In mainland Europe the situation was more mixed, with construction activity remaining subdued, but other sectors benefiting from export growth and increased investment spending. Overall

£ million unless stated	2004	2003
Turnover
Gross	2,605	2,149
Intra-group	750	613
External	1,855	1,536
Deliveries (’000 tonnes)
Gross	8,172	8,194
Intra-group	3,062	2,915
External	5,110	5,279
Operating result	215	(138)
Operating result (pre restructuring and impairment costs)	177	(47)
Employee numbers at year end (headcount)	12,900	13,600
Capital expenditure	106	13

Key issues

  Improvement in safety performance, with the number of lost time injuries halved compared with 2003.
  Recovery of increased costs associated with unprecedented raw material price increases.
  Improvement in margins, including those achieved through benefits from the Restoring Success programme and opportunities to enrich order mix.
  Progressing the UK restructuring element of Restoring Success to secure a further step change in shape, direction and performance of the division.
  Focusing on core products, with exit from non core areas that are not regarded as viable in the long term.

Strategy

The strategy of the division, aimed at achieving sustainable returns through the steel cycle, is:

  to define and develop core products with a capability of achieving a position as a recognised leading supplier for those products in Europe.
  to build on the foundation of a solid UK and northern European market base by focusing on improving competitiveness in terms of product cost, range, quality and customer service.
  to exit non core areas where a leading position is not considered achievable.

Turnover, deliveries and prices Gross turnover for the period was £2,605m (2003: £2,149m) of which £750m (2003: £613m) was intra-group.

Paul Lormor, Division Director, Long Products and Construction Co-ordination joined Corus in 2003 from Caparo Steel Products, where he was Chief Executive. He continues to serve on the Board of Caparo Merchant Bar (a joint venture between Caparo and Corus) as a Corus nominated Director and is also Vice Chairman of Metskill, the National Training Organisation for the steel sector.

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demand from North America was strong in selected markets that remain important for the division, most notably the earthmoving and engineering steels sectors.

Gross deliveries in the year were unchanged compared with 2003 at 8.2mt. Of that total, intra-group sales accounted for 3.1mt (2003: 2.9mt), leaving external market sales at 5.1mt, 0.2mt lower than 2003.

A series of selling price increases was announced and implemented in spot markets through the year reflecting strong demand across the product range, both domestically and internationally, and the need to offset the impact of significantly increased raw material costs. Selling price increases in longer term contracts were also applied as and when the terms allowed.

Operating costs
Operating costs for the period were £2,390m, which was 5% higher than in the previous year, and 11% higher before restructuring and impairment costs. Raw material and consumable costs increased substantially in spite of the impact of the exclusion of Tuscaloosa in the second half, which masked an even higher unit cost increase in most materials, notably iron ore, coal, scrap and alloys. Maintenance expenditure also increased, including revenue expenditure associated with the restructuring project in Engineering Steels and work on the coke ovens in Teesside.

Operating result
The operating profit for 2004 was £215m, an improvement of £353m compared with 2003. Excluding restructuring and impairment costs, the underlying result improved by £224m, reflecting the improvement in margins through both mix and selling price increases, which overall produced gains ahead of the increase in the input cost of raw materials, augmented by the benefits of the Restoring Success programme in Long Products. The restructuring and impairment costs included the reversal of an existing impairment provision by £65m following a Group reassessment of the value in use of the fixed assets at Teesside based on the ten year off-take contract entered into.

Investment
Capital expenditure in 2004 amounted to £106m (2003: £13m). No major schemes were completed during 2004, although there are a large number of schemes in progress, including those related to UK restructuring.

The UK restructuring plan scheme for Rotherham is progressing on schedule for completion in the third quarter of 2005.

The reline of the Queen Victoria blast furnace at Scunthorpe follows the end of a period of sixteen years in production. In parallel with, and for six months following, the reline in the fourth quarter of 2005, three of the four hot blast stoves serving the furnace will be rebuilt.

The premium rod strategy is a project to enable the business to exploit opportunities to secure a significant increase in its sales of premium grade rod. The rod finishing end at Scunthorpe will be developed to improve consistency of size and shape, and particularly to make significant improvements in surface quality. The project is scheduled for completion at the end of 2006.

Other projects, aimed at enhancing the steelmaking capability at Scunthorpe through installation of a third ladle furnace and a second vacuum degasser, are progressing to plan.

Following the end of the financial year, Corus announced on 17 February 2005 that it would be making a further major investment of £130m at Scunthorpe. Further details are provided under ‘Post balance sheet events’ on page 26.

Enhanced competitiveness
Corus Engineering Steels has completed a £69m capital investment programme and is beginning to commission new plant as part of the restructuring plan for its facilities at Rotherham and Stocksbridge.This investment in the world’s best practices will secure long-term competitiveness and enhances product range, quality and consistency.

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Distribution & Building Systems
  Completing building systems restructuring and efficiency programmes, and developing more value added construction products, services and systems.
  Continuing the growth of Corus International by focusing on opportunities in international projects within selected world-wide sectors.

Turnover, deliveries and prices
In the UK, market demand for core products strengthened, with growth in both strip and long products. In mainland Europe markets, demand was similarly stronger except for the building products sector, which remained flat in comparison with 2003.

Gross turnover for the period was £2,606m (2003: £2,272m) of which £72m (2003: £42m) was intra-group. The increase in gross turnover of 15% was attributable to an increase of 25% in average revenue per tonne, partially offset by a reduction in total deliveries of 9%.

Gross deliveries in the year were 6.3mt, compared with 6.9mt in 2003, with the vast bulk of sales being to the external market. Trading business volumes fell in 2004, as 2003 had included exceptionally high levels of slab supply into Asia and, in particular, into China.

£ million unless stated	2004	2003
Turnover
Gross	2,606	2,272
Intra-group	72	42
External	2,534	2,230
Deliveries (’000 tonnes)
Gross	6,348	6,942
Intra-group	153	42
External	6,195	6,900
Operating result	67	(20)
Operating result (pre restructuring and impairment costs)	83	(1)
Employee numbers at year end (headcount)	5,800	5,900
Capital expenditure	14	22

Key issues

  The safety performance continued to improve, reflected in an improvement of nearly 50% in the divisional lost time injury frequency rate.
  There was a strong operating result performance driven by Restoring Success initiatives and favourable market conditions.
  Unprecedented selling price increases were achieved during the year on the back of supplying mill price increases.
  Restoring Success initiatives progressed in the areas of new product and market development, yielding significant benefits to the division.

  The divisional management structure was strengthened in 2004, embedding and reinforcing the new regional organisation structure.
  The division’s service centre businesses in North America were sold in early 2004.

Strategy
The strategy of the division is to develop as a value creation and growth driver for Corus and to provide an effective route to market in support of the other steel divisions’ strategies by:

  Growing distribution returns through the roll-out of efficiency programmes, capturing more of the supply chain added value and developing into more specialist products and services.

Scott MacDonald, Division Director, Distribution & Building Systems joined Corus in 2003 from Kloeckner & Co. in Duisburg, Germany where he was Chief Operating Officer. He is pictured with Tariq Saqer Bin Ghalatia, Regional Manager, Europe (Port and Customs & Free Zone Corporation) at the opening of Corus’ new 30,000m2 facility at the Jebel Ali Free Zone Port Development in November 2004.

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Underlying distribution and building products sales remained broadly in line with 2003.

Average revenue per tonne for the period amounted to £411 compared with £327 in 2003. Unprecedented selling price increases were achieved during 2004 on the back of supplying mill price increases. Markets across Europe were similarly affected by the price increases as the rise in steel makers’ input costs, fuelled by demand in China, fed through into finished product prices.

Operating costs
Operating costs for the period were £2,539m, which was 11% higher than in the previous year, both before and after restructuring and impairment costs. The increase in operating costs reflected the substantial rise in material costs for the division as finished steel product prices rose. Costs were also affected by freight rate rises and increased expenditure on maintenance of plant and equipment. Restructuring and impairment costs of £16m are included in operating costs.

Operating result
The operating profit for 2004 was £67m, an improvement of £87m compared with 2003. Excluding restructuring and impairment costs,

the underlying result improved by £84m. The Restoring Success programme contributed significantly to the improvement year on year, with specific progress in the areas of market and product development, restructuring and purchasing initiatives. The selling price increases detailed above, together with continued focus on cost management, also contributed significantly to the improvement over 2003.

Investment
Capital expenditure in 2004 amounted to £14m (2003: £22m). No major schemes were completed during 2004. However, two significant linked projects were approved during the year for completion during 2005/06, relating to the Restoring Success programme in the cold rolling and service centre operations in Spain: Corus Laminacion y Derivados.

Living Solutions
Preparation work taking place on a prefabricated steel housing unit at our new £4m assembly line in Shotton, North Wales. The factory, with a capacity to produce 3,000 units a year, will be used to manufacture 51 barrack units for the Ministry of Defence as part of a contract to provide accommodation at the Salisbury Plain and Aldershot garrisons.

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Review of the period
Aluminium
  to focus on higher added value, more technically demanding products supplied direct to end users.
  to support core activities by dedicated primary metal production and recycled metal.

Turnover, deliveries and prices
Gross turnover for the period was £1,092m (2003: £1,028m) of which £40m (2003: £36m) was intra-group. The increase in gross turnover of 6% was attributable to an increase of 10% in total deliveries, partially offset by a reduction in average revenue per tonne of 3%.

Gross deliveries in the year were 0.7mt, compared with 0.6mt in 2003, with the bulk of sales being to the external market. Demand for rolled and extruded products in Europe recovered in the first half of 2004 from a downward trend in the second half of 2003. In the second half of 2004, however, demand was lacklustre. Overall demand grew by some 2.7% following an increase of some 2% in 2003. The transport and packaging sectors supported the growth; the construction market giving a mixed picture with negative sentiment still in the German market.

In North America, following some years of a depressed market, demand grew by over 9% and margins over metal

£ million unless stated	2004	2003
Turnover
Gross	1,092	1,028
Intra-group	40	36
External	1,052	992
Deliveries (’000 tonnes)
Gross	656	598
Intra-group	12	11
External	644	587
Operating result	9	26
Operating result (pre restructuring and impairment costs)	50	31
Employee numbers at year end (headcount)	5,700	5,700
Capital expenditure	43	31

Key issues

  Continued strong focus on health and safety produced a further 40% improvement in lost time injury frequency rate.
  Improvements in manufacturing performance and increased capacity utilisation were underpinned by Restoring Success initiatives.
  The improvement in the operating result before restructuring and impairment costs was supported by the much improved performance of the Duffel hot rolling mill, following two years of modernisation.
  The rolling mill in Koblenz achieved record production and work commenced to implement its capacity and capability expansion programme for aerospace products.
  Whilst the mill in Cap-de-la-Madeleine (Canada)

  improved its performance after a major restructuring, its financial performance was affected by the weakness of the US dollar.
  Extrusion operations benefited from a restructuring of the Bonn facility.
  The primary operations were supported by increased metal prices and ongoing cost reduction measures. However, the development of energy prices, raw material prices and exchange rates has been a growing concern for smelters, resulting in the decision to impair the value of the assets.

Strategy
The strategy of the division is:

  to strengthen the position of core activities in selected markets for rolled and extruded products, achieving a position as a recognised leading supplier in the chosen segments.

Gerhard Buddenbaum, Division Director, Aluminium pictured here with Günter Gerstenbrandt, Managing Director of Corus Aluminium Rolled Products, Koblenz, has held a variety of senior management positions initially with Kaiser Aluminium Europe (from 1987 Hoogovens Aluminium). From 1991 he was Managing Director, Aluminium Rolled Products, Hoogovens Aluminium.

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rose substantially. Asian markets also showed high growth rates in 2004. After several years of stagnation, the Japanese market recovered with 4% growth, while Chinese consumption increased by some 16%.

Average revenue per tonne for the period amounted to £1,665 compared with £1,719 in 2003. Whilst the improved performance of the Duffel site contributed to the improvement in the operating result before restructuring and impairment costs, the relatively lower value of their sales mix compared with Koblenz contributed to the reduction in average revenue per tonne year on year. In addition, with some exceptions, product price developments in Europe were not able to absorb the increased metal prices compared with 2003. Nevertheless, the division did improve margins through positive product mix changes. However margins over metal for the division’s Canadian operation came under pressure due to the weakening of the US dollar.

Operating costs
Operating costs for the period were £1,083m, 8% higher than in the previous year, and 5% higher before restructuring and impairment costs, which included an impairment in the value in use of the fixed assets associated with the division’s smelting operations in Europe, following losses associated at least in part with high energy costs.

Operating result
The operating profit for 2004 was £9m, a deterioration of £17m compared with 2003. However, excluding restructuring and impairment costs, the underlying result improved by £19m. The improvement was attributable to improved operational performance, increased volume and product mix enhancement, which helped to compensate for the negative impact of metal and selling prices.

The smelters in Delfzijl and in Voerde improved productivity and cost performance, and increased output to record level, although remaining affected by the impact of electricity costs. After two years of negative impact related to the modernisation of the hot rolling mill in Duffel, the mill increased output by 20% in 2004. Deliveries of automotive sheet also continued to grow following the recent investment in a continuous annealing line.

At Koblenz, investments related to the Restoring Success programme allowed output to be increased, especially of aerospace products. Cap-de-la-Madeleine continued to improve its productivity, but experienced decreasing margins caused by the weaker US dollar against the Canadian dollar.

The rationalisation plan for the Bonn operation has now been completed with resulting benefits. With new dedicated finishing equipment, the Vogt operation also successfully increased its output for the automotive component industry.

Investment
Capital expenditure in 2004 amounted to £43m (2003: £31m). Two significant schemes were completed during the period; namely the revamp of a cast house at Duffel and two additional rectifiers at Delfzijl. Progress continued to plan on the scheme to increase aircraft plate and sheet capacities and capabilities at Koblenz, in order to meet the requirements of the market.

Schemes for the upgrading of two slab preheating furnaces at Duffel were approved, aimed at improving reliability and temperature tolerances. The first renewed furnace will be available after the summer break in 2005, with full scheme completion in the second quarter of 2006. A new high voltage capable connection has also been approved for Delfzijl, which will contribute to reducing electricity costs. The project will complete when the present energy contract expires at the end of 2005.

Aluminium matters
Corus Aluminium Rolled Products is supplying aluminium for use in ground-breaking nuclear research. Corus was the only company world-wide able to provide the European Organisation for Nuclear Research (CERN) with the very specific 5083 alloy aluminium plates needed for structural items within a particle accelerator. The CERN engineers needed a material with as low a mass as possible, but still able to withstand the extreme temperatures and huge mechanical forces to which it will be exposed.

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Central and other

costs in respect of the break fee paid to Pechiney following the decision by Corus not to proceed with the aluminium businesses sale at that time, expenses associated with a new syndicated bank facility and the impact of a conveyor fire at Scunthorpe works (which fell within the Group’s self-insurance limits).

Overall net costs totalled £75m in the period (2003: £101m), a reduction of £26m compared with 2003. Excluding restructuring and impairment costs, these costs were £27m less than 2003.

Investment
Capital expenditure in 2004 amounted to £5m (2003: £9m).
As in 2003, the majority of the
expenditure was incurred on the Group’s e-Procurement project and upgrading equipment at the Group’s technology centres.

£ million unless stated	2004	2003
Turnover
Gross	67	63
Intra-group	59	50
External	8	13
Operating result	(75)	(101)
Operating result (pre restructuring and impairment costs)	(69)	(96)
Employee numbers at year end (headcount)	1,300	1,300
Capital expenditure	5	9

Key Issues
Certain activities are managed centrally and undertaken on behalf of all divisions in the Group. These functions include:

  research and development (with over 900 employees located in the UK and the Netherlands);
  supplies and purchasing support;
  commercial coordination;
  health and safety;
  human resources;
  legal services;
  corporate relations;
  corporate development and strategy;
  Group secretariat;
  finance related functions such as reporting and control, corporate finance, internal audit, mergers and acquisitions, and investor relations; and
  Group senior management.
	Where appropriate the net costs of these functions are allocated to the division results. However, certain costs are not allocated in this way and these include costs relating to stewardship, corporate governance and country holdings, statutory adjustments (including pension adjustments) and profit in stock elimination on inter-division transfers. Also during the period there have been a number of individually non-recurring costs charged to the ‘Central and other’ result. In 2004 non-recurring items totalled £32m (2003: £65m) and included insurance costs for historic industrial exposures of personnel, advisor fees on transactions such as the long-term agreement for Teesside Cast Products, and provision against the transfer of AvestaPolarit employees from the British Steel Pension Scheme. Non-recurring items in 2003 included

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Other topics

Technology
Corus places high emphasis on the continuous improvement of its processes and products as well as on the development of new high added value products. The special projects that were started in 2003 as part of the Restoring Success programme, primarily aimed at achieving manufacturing excellence by applying best practice in processes throughout the Group, began to deliver results in 2004.

Corus continues its policy of collaborative product development with key customers in its principal markets and, for more fundamental and pre-competitive research, with leading research institutes in the metals world. In the UK, the successful Engineering Doctorate scheme in Wales, which is a unique partnership between the University of Wales, the Engineering and Physical Sciences Research Council and Corus, celebrated its tenth anniversary. In the Netherlands, Corus joined the Government initiative JetNet, aimed at encouraging young people to choose a career in technology.

A major initiative of the European Steel Technology Platform was the proposal to the European Commission for an integrated project to develop

‘breakthrough technologies’ to substantially reduce CO2 emissions in steelmaking. This project, known as ULCOS (Ultra Low CO2 Steelmaking), was formally launched on 24 December 2004.

In 2004, Corus launched a new generation of light gauge steel under the brand name YmagineTM. This material is produced by the direct sheet plant and the high-speed pickling line at IJmuiden. It can be produced in thinner gauges than previously possible in conventional hot rolled steel and significant yield improvement is possible due to the tight dimensional tolerances that are comparable to those of cold rolled steel.

Building and construction is the largest market sector for Corus. Having secured high market share in commercial and industrial construction, product development is now focusing on sectors that show real long-term growth potential such as health, education and residential. Partnerships have been set up to improve market knowledge and increase supply chain efficiency. For example, Framing Solutions, a joint venture with Redrow, has pioneered light steel framed residential construction and Corus Living Solutions has completed the installation of a range of new manufacturing equipment at Shotton works, which provides a substantial change to the volume of modular accommodation available in the UK market.

May 2004 also saw the first installation of CorefastTM, a new off-site construction system for lift and stairway cores developed by Corus. CorefastTM is suitable for multi-storey buildings, and allows lift and stair cores to be erected in just 15% of the time it takes to erect a traditional core.

Corus continued to strengthen its automotive technology development and to improve customer focus in the way newly developed technologies are deployed. A major step was made by the relocation of its Automotive Sector Unit to the International Automotive Research Centre on the campus of Warwick University at the beginning of 2004. This is leading to closer collaboration between Corus and the University in a number of areas.

Corus is also seeking to exploit available technological knowledge to penetrate new markets. With this objective in mind, Corus announced early in 2004 a world first in making steel products that are formed and bonded with polymer in a single step. This technology, known as polymer injection forming (PIF), is expected to lead to a new era in the production of consumer products as diverse as mobile phones and cutlery.

Modular Buildings
Pupils at an inner London school are enjoying brand new sports facilities – thanks to a pioneering and specially developed Corus modular construction project. The envelope of the 120 tonne sports hall structure was built on top of an existing single storey Victorian building in just two weeks.

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People
Most regrettably, there were two fatal accidents to contractors on Corus sites during 2004. Both incidents were thoroughly investigated and recommendations were circulated to all sites. Serious incidents as measured by lost time injury frequency rates reduced by 50% in 2004 compared with 2003. This continued the improvement in performance since 2002. The Executive committee continued to identify improvement in the Group’s health and safety performance as a key priority. In the year, Corus was prosecuted on one occasion following an accident at Scunthorpe in 2003.

At the end of December 2003 the number of employees in the Group was 49,400. This reduced to 48,300 at the end of December 2004. The net reduction compared with 2003 of 1,100 reflected disposals, notably in North America, and the continuation of the Group’s restructuring programme and productivity improvements.

Environment and the community
Corus considers care for the environment to be essential both in terms of its duty to society and to ensure the continuity of its business. Corus is committed to protecting the environment by minimising the impact of its operations and products through the adoption of sustainable practices, and through continuous improvement in environmental performance.

To implement its environmental policy, Corus businesses have systems in place that focus on managing and minimising the effects of their operations. To date, over 80% of manufacturing operations have been certified to the independently verified international environmental management standard, ISO 14001. The Group has set a target to achieve 95% certification by the middle of 2006.

Climate change is one of the most important issues facing the world today. Corus recognises that the steel and aluminium industries are significant contributors to man-made greenhouse gas emissions as the manufacture of steel produces carbon dioxide (CO2), and the manufacture of primary aluminium generates both CO2 and perfluorocarbons (PFCs).

Corus has made a voluntary agreement with the Dutch government to benchmark its energy efficiency against world-best standards, committing it to becoming one of the world’s leaders by no later than 2012. In the UK, Corus has negotiated an agreement with the government to reduce total energy consumption by 11.5% compared with 1997 levels by 2010. Furthermore, Corus has voluntarily agreed to reduce PFC emissions by 50% compared to 1990, by the end of 2005.

The EU Emissions Trading Scheme (ETS) was adopted on 22 July 2003 and came into force on 1 January 2005. The initial phase 1 period of the EU ETS covers 2005 to 2007, with usage of rights being reconciled and externally verified annually. The Dutch National Allocation Plan (NAP) for phase 1 has been finalised and the Corus IJmuiden site is projected to be short of CO2 rights over the period. The UK NAP for sector and site allocations for EU ETS phase 1 was published on 14 February 2005. The UK NAP has not yet been approved and discussions are continuing with the European Commission. Nevertheless, Corus’ allocation under the UK NAP broadly reflects its needs through the first phase of the scheme.

Corus aims to contribute positively to the communities around or near to its operations. As well as providing employment for many thousands of people, Corus actively participates in community initiatives and encourages biodiversity and nature conservation. In the Netherlands, the Group’s product and process innovation, research centre and continuing education of workers makes a valuable contribution to the knowledge economy. In the UK,

Community programmes
Corus plays a major role in the community. For example, a donation from Corus helped Lincoln Gardens Primary School in Scunthorpe purchase the bench tables which will be used during the summertime so classroom activities and supervised lunches can be enjoyed outside.

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Corus has continued to finance local community projects contributing towards a number of initiatives. Corus has also made a corporate donation of £100,000 to provide appropriate aid to victims of the Asian tsunami. In addition, Corus employees and business units have raised further funds of approximately £150,000.

Corus will publish its second combined health, safety and environment report in May 2005 (the Corporate Responsibility Report) detailing the performance and progress made in 2004 and this will be available on www.corusgroup.com

Acquisitions and disposals
Corus has sold its two North American service centre businesses, Corus Coil Products and Corus Metals, along with the downstream manufacturing business, Corus Metal Profiles. The sale of Corus Metal Profiles was completed on 9 January 2004 and the sale of Corus Coil Products and Corus Metals was completed on 12 March 2004. The total sale proceeds amounted to CAD$67m (approximately £30m).

Corus concluded the sale of Corus Tuscaloosa, a US mini-mill producer of a wide range of plate products, to Nucor Corporation on 17 July 2004 for a gross consideration of US$90m (approximately £49m).

On 30 April 2004 Corus completed the sale of its sheet piling commercial operations to Arcelor for proceeds of £26m.

On 5 February 2004 Corus announced it was entering the early stages of a process to actively consider the options for its aluminium businesses, which may lead to discussions with third parties. The process is continuing.

On 16 December 2004, Corus completed the purchase of the remaining 50% shareholding in Segal SA for a consideration of €25m (approximately £17m). Segal is a Belgian hot dipped galvanising line.

Accounting policies
The financial statements to 1 January 2005 have been prepared in accordance with the Companies Act 1985 and applicable accounting standards in the UK. Preparation of financial statements includes the need to make assumptions and estimations that affect the amounts of assets, liabilities, revenues and expenses being reported. For the period under review, the most significant areas of judgment for Corus related to tangible fixed assets, current asset provisions, deferred tax, retirement benefits, and provisions created for redundancy, rationalisation and other related costs.

International accounting policies
Corus will start to prepare its

consolidated accounts under International Accounting Standards (IASs) and International Financial Reporting Standards (IFRSs) from 1 January 2005, along with some 7,000 other companies with shares and debt listed within the EU. The first results that Corus publishes under these new rules will be the interim accounts for the six months to end June 2005.

Financial review
At 1 January 2005, the Group had £1,991m in committed borrowing facilities, of which £572m was unutilised.

On 23 September 2004, Corus issued €600m of 7.5% Senior notes due 2011 at par and made a tender offer to repurchase all of the €400m 5.375% Guaranteed bonds due 2006 at a price of 103.5%. Following the successful issue of the above notes, Corus offered a further €200m in the same series at a price of 105.5%. In addition Corus repaid the NLG200m 6.75% Bond, which matured on 18 October 2004.

Total borrowings at 1 January 2005 were £1,454m (2003: £1,393m).

Subsequent to the year end, Corus announced on 24 February 2005 that it had signed a new €800m banking facility replacing the existing one on more favourable terms and with a reduced security package.

Health and safety
Our health and safety policy is summarised in ‘A healthy future’, a booklet distributed to all staff and supported by an active communications programme.

We know that continuous improvement of our health and safety performance is essential for a successful company. Everyone at Corus has responsibility for their own and others’ health and safety, but overall accountability rests with management. For more information visit www.corusgroup.com

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Board of direcctors
Board of directors

1 Mr James Leng (c)
Chairman Jim Leng (59) was appointed a non-executive director of the Company in June 2001, Deputy Chairman and Senior Independent Director in April 2002 and Chairman in June 2003. He is a non-executive director of Alstom SA, Pilkington plc and Hanson plc and is non-executive Chairman of IMI plc. He was the Chief Executive of Laporte plc from 1995 until June 2001.

2 Mr Jacques Schraven (d)
Deputy Chairman – Independent Director Jacques Schraven (63) was appointed a non-executive director and Deputy Chairman of the Company in December 2004. He is President of the Confederation of the Netherlands Industry and Employers (VNO-NCW). He joined Shell in 1968 and in 1997 was appointed Chairman of the Board of Shell Nederland BV. He will assume the Chairmanship of the Health, Safety and Environment committee in June 2005.

3 Mr Philippe Varin
Chief Executive Philippe Varin (52) was appointed Chief Executive of the Company in May 2003. Prior to this he was the Senior Executive Vice President, Aluminium Sector, of Pechiney and a member of its Executive Committee. He joined Pechiney in 1978 in the R & D function, and held a number of positions in France and in the USA, including marketing, project construction, strategy and control leading to general management.

4 Mr Eric van Amerongen (a) (b) (c) (d)
Independent Director Eric van Amerongen (51) was appointed a non-executive director of the Company in April 2001. He is a member of the Supervisory Boards of Swets & Zeitlinger NV, Imtech NV, HTT NV and ASMI NV. He is non-executive Chairman of Lucent NL. Among others, he is Chairman of the Board of Trustees of Twente University in Enschede, the Netherlands, and a member of the Supervisory Board of CBR, Rijswijk, the Netherlands.

5 Dr Anthony Hayward (a) (c) (d)
Senior Independent Director Tony Hayward (47) was appointed a non-executive director of the Company in April 2002 and is the Senior Independent Director. He is a Group Managing Director and Chief Executive of Exploration and Production for BP plc.

6 Mr Rauke Henstra
Division Director Strip Products Rauke Henstra (59) was appointed an executive director of the Company in October 2004, subsequent to becoming a member of the Executive committee in April 2004. He joined Koninklijke Hoogovens NV in 1973 and has held a number of senior positions throughout the Group.

7 Dr Kurt Lauk (c)
Independent Director Kurt Lauk (58) was appointed a non-executive director of the Company in June 2003. He is a member of the European Parliament and is the

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Board of directors

President of Globe Capital Partners. He is a member of the Supervisory Boards of Gehring Maschinenbau GmbH and Forte Media CA. He is also a trustee of the International Institute of Strategic Studies in London and a director of Business Objects SA and Veritas Software Corp. He was Chairman of Charles Bernd AG and a member of the Supervisory Board of Tele Atlas NV.

8 Mr David Lloyd
Executive Director, Finance David Lloyd (41) was appointed an executive director of the Company in February 2001, subsequent to becoming a member of the Executive committee in December 2000. He joined British Steel in 1985 and has held a number of senior financial positions within the Company. He was a non-executive director of AvestaPolarit Oyj Abp in 2001 and 2002.

9 Mr Stuart Pettifor
Chief Operating Officer Stuart Pettifor (59) was appointed an executive director of the Company in September 2001 and became Chief Operating Officer in March 2003. He joined United Steel Companies, a forerunner of British Steel, in 1963 and held a number of senior positions within the Company prior to becoming President and Chief Executive of Avesta Sheffield AB, a publicly quoted subsidiary of British Steel, in 1997. He remained in this position until Avesta Sheffield AB merged with Outokumpu Steel of Finland to form AvestaPolarit Oyj Abp in 2001 when he became Deputy Chief Executive Officer and President, Coil Products, of the new company. He will retire on 31 May 2005.

10 Mr Andrew Robb (a) (b)
Independent Director Andrew Robb (62) was appointed a non-executive director of the Company in August 2003. He retired as a director of Pilkington plc in July 2003, having been its Finance Director between 1989 and 2001 and then the executive director responsible for relations with major partners and affiliates world-wide. He is a non-executive director of KESA Electrical plc, Laird Group plc and PayPoint plc. He is also Chairman of the Pilkington Pension Scheme Trustees. He was a non-executive director of Alfred McAlpine plc from 1993 until May 2003.

11 Mr Maarten van Veen (b) (d)
Independent Director Maarten van Veen (70) was appointed a non-executive director of the Company in 1999 on the merger of British Steel plc and Koninklijke Hoogovens NV.

He joined the Board of Management of Koninklijke Hoogovens NV in 1978 and was appointed Chairman in 1993. He was appointed to the Supervisory Board in 1998 and was a member of the Nominations and Remuneration committees. He is a member of the Supervisory Boards of Koninklijke Volker Wessels Stevin NV (Chairman), ABN AMRO Holdings NV and ABN AMRO Bank NV (Vice Chairman), Akzo Nobel NV and Imtech NV (Vice Chairman). He is Chairman of the Royal Concertgebouw Orchestra. He will retire on 31 May 2005.

12 Mr Richard Reeves
Secretary Richard Reeves (59) is the Company Secretary of Corus Group plc and is Secretary of the Executive committee. He is a chartered accountant and joined British Steel in 1989 as Company Secretary. He will retire on 16 June 2005.

Committee membership
(a)   Audit
(b)   Remuneration
(c)   Nominations
(d)   Health, Safety and Environment
(a)   (b) (c) (d) Chairmen

Corus Annual Review 2004 25
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Summary directors' report
Summary directors’ report

Principal activities and review of the business
Corus is an international metals group that manufactures, processes and distributes steel and aluminium products and provides design, technology and consultancy services for those products.

A review of the Group’s performance during the year, its prospects and future developments is given in the Review of the period on pages 11 to 23. This is the first year the review covers the four operating divisions within Corus.

Results and dividend
The profit before taxation for the year was £559m (2003: loss of £255m).

No dividend was paid during the year and the directors do not recommend the payment of a final dividend (2003: nil). However, as explained in the Chairman’s statement, it is the Board’s current intention to recommence dividend payments for 2005.

Post balance sheet events
On 16 December 2004, Corus announced that it had signed a 10 year off-take agreement to supply slab from the Teesside Cast Products business to a consortium of re-rolling companies. The consortium includes Duferco International Investment Holdings (Guernsey) Limited, Marcegaglia SpA, Grupo Imsa SA and also Dongkuk Steel Co, who subsequently took up its option to join the consortium on 5 January 2005.

On 17 February 2005 Corus announced a major investment of £130m at Scunthorpe, one of its main steelmaking sites in the UK. This strategic investment will strengthen the Company’s competitive position in the structural sections, rail and wire rod markets by improving operational efficiency, product range and customer service. The investment is expected to be fully complete by August 2007.

On 24 February 2005 Corus announced that it had signed a new €800m banking facility with a consortium of relationship banks, replacing the existing facility on more favourable terms and with a reduced security package. The new revolving facility has a final maturity date of 31 December 2008 and provides committed bank financing for general corporate purposes and working capital requirements.

Directors
Changes in the composition of the Board are discussed in the Chairman’s statement. The biographies of the current Board of Directors are set out on pages 24 and 25.

The Board
During the year a full review of the effectiveness of the Board, its committees, the Chairman and other members was undertaken in conjunction with Mercer Delta Consulting. The conclusions of this review were that significant progress had been made in improving the Board’s effectiveness, in particular providing greater clarity as to the roles and responsibilities of the Board, its committees, the Chairman, the Senior Independent Director and the Chief Executive. In addition, the Chairman conducted an evaluation of each director’s performance and contribution to the Board during the year, and the Senior Independent Director carried out a similar evaluation of the Chairman.

Corporate governance
The Board is of the view that the 2003 Combined Code requires companies to comply or to explain non-compliance with the Code, and in explaining non-compliance the Company is in fact meeting the requirements of the Code. Those areas of non-compliance throughout the period are set out below:

  Notwithstanding his appointment as Chairman of the Board, Mr Jim Leng remained a member of the Remuneration committee until February 2004 and there was no nominated Senior Independent Director until February 2004 when Dr Anthony Hayward assumed that role, following the completion of the Board review.

  A procedure for ‘whistleblowing’ was in place for part of the year, having been introduced in July 2004, on a progressive basis following consultation with the relevant Trade Unions and Works Councils. The Audit committee reviewed this procedure before its introduction and receives regular reports on activities.

26 Corus Annual Review 2004
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Summary directors’ report

With regard to the compliance requirements of the US Sarbanes-Oxley Act, the Company has undertaken work to ensure that it will be in a position to comply with these requirements as and when they become applicable.

A code of ethics was adopted in June 2004, as required under the US Sarbanes-Oxley Act. Prior to its introduction the Company’s principal executive and financial officers were bound by a code of conduct that was an integral part of their conditions of employment. The code of ethics is made available on the website www.corusgroup.com

Annual General Meeting
The Annual General Meeting will be held at the Thistle Tower Hotel, St Katharine’s Way, London E1W 1LD on Thursday 16 June 2005 at 11.00am.

Details of the business to be considered at the Annual General Meeting will be set out in the Notice of Meeting which will be sent to shareholders on 10 May 2005.

Going concern
The financial statements have been prepared on a going concern basis since the directors are satisfied that the activities of the Company and the Group are sustainable for the foreseeable future.

By order of the Board

Richard Reeves
Secretary
17 March 2005

Further information can be obtained from the Directors’ report in the full Report & Accounts which is available on request free of charge from the Secretary’s office.
Freephone 0800 484113.

Corus Annual Review 2004 27
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Summary report on remuneration
Summary report on remuneration

competitive and positioned appropriately with the wider market to ensure the Company is able to recruit, retain and motivate senior executives.

Annual bonus scheme
There is a non-contractual, non-pensionable annual bonus scheme that comprises a balance of Group and, where relevant, divisional financial performance and quantifiable personal objectives. Three-quarters of maximum potential bonus is derived from financial measures.

All individual personal objectives for the executive directors and other Executive committee members and the financial targets for senior managers throughout the Group are agreed and approved by the Remuneration committee. Targets are typically those contained in the Company’s annual plan, which is considered stretching and is subject to review and approval by the Board.

For executive directors and Executive committee members, it is mandatory that half of any bonus is deferred in the form of Company shares which are held in an employee benefit trust which vest on the third anniversary.

The 2004 bonus scheme comprised a mix of Group financial and individual targets, plus, in the case of the executives heading up operating divisions, relevant divisional financial targets. The Group financial targets related to the achievement of EBITDA margin relative to EU competitors, operating profit, cash generation, net debt position, and in the case of division directors, divisional operating result and working capital ratios. Bonus payments for these elements were at or close to maximum. Individual targets were based on quantifiable, key deliverables within the individual areas

Introduction
The Summary report on remuneration is an extract of information from the full Report on remuneration contained in the Report & Accounts 2004, a copy of which is available on request and can be viewed on the Company’s website www.corusgroup.com

The Report on remuneration will be put to the vote at the forthcoming Annual General Meeting (details are given on page 27).

Remuneration policy
Principles
The Group’s remuneration policy is formulated to attract, retain and engage high calibre employees and to motivate them to develop the business in line with the Company’s strategy to be a world class, customer-focused supplier with sustained high levels of performance throughout the economic cycle. In order to achieve this, the executive remuneration policy is based on the following core principles:

  both individual elements and the total reward package are structured so as to be competitive with those provided for equivalent roles by other companies and to encourage and reward continuous improvement of the business in terms of operating and financial performance within a healthy and safe working environment;
  share-based incentive arrangements are a key feature of senior executives’ remuneration packages and are structured to be consistent with the interests of the shareholders in the short, medium and longer term;

  minimum share ownership targets are now being introduced for senior executives to further align their interests with those of shareholders;
  variable and incentive-related pay will play a more significant part in total remuneration in future;
  in line with practice throughout the Company, senior executives’ performance is reviewed annually, and financial and personal objectives set for the forthcoming period. The outcome of the appraisal is taken into account when reviewing base salary and bonus payments; in the case of Executive committee members, salary reviews and all bonus payments are approved by the Remuneration committee; and
  contracts of employment for executive directors and Executive committee members provide for a notice period not exceeding 12 months. In the case of Mr Philippe Varin his contract provides for a period reducing from 2 years progressively from the anniversary of his appointment to 12 months by 1 May 2005.

Elements of remuneration
Base pay
The Remuneration committee takes into account relevant information from independent consultants to position base pay at competitive levels, when compared to similar roles with similar responsibilities in other companies. Salaries are usually reviewed annually against a number of factors to ensure they remain competitive and reflect individual performance and business success; more comprehensive market reviews take place every second or third year to ensure salaries remain

28 Corus Annual Review 2004
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Summary report on remuneration

of responsibility. Total bonus payments for the year were between 52% and 59% out of the maximum possible of 60%.

From 2005, the maximum potential annual bonus is to be increased to 80% for executive directors and other members of the Executive committee, and to 100% for the Chief Executive. This is to reinforce the performance culture being developed within the Company and, given the mandatory deferral of half of bonus into shares, to improve the retentive element of remuneration for senior executives in an increasingly competitive international environment. This change does not alter the quantum or structure of the LEAP (see ‘Long-term incentives’) which was introduced last year. Targets in 2005 continue to be stretching.

Shareholding requirements
Executive directors and other members of the Executive committee are encouraged to accumulate, over a period of four years and then retain, a shareholding in the shares of the Company. In the case of the Chief Executive, the target shareholding is two million shares; for other members of the Executive committee the target is between 350,000 and 500,000 shares.

Long-term incentives
In 2004 the Company introduced a new share-based, long-term incentive arrangement known as the Leveraged Equity Acquisition Plan (LEAP), which was approved at the 2004 Annual General Meeting. Its objective is to create a very strong link between business performance, senior executives’ reward and shareholders’ interests over the medium term. It provides the opportunity for executive directors and Executive committee members to invest in the Company’s shares and, as previously stated, in respect of half of annual bonus, such investment is mandatory. After three years, subject to performance, a matching award of shares may be made.

Senior executives may also be selected to receive an award of conditional shares of up to 25% of annual base salary; these are also subject to performance conditions.

Executive directors and other Executive committee members have the opportunity to contribute further shares from their own resources. Notwithstanding the increase in the maximum annual bonus, the maximum amount that may be committed to the LEAP will not change: it remains 60% of an executive’s annual base salary in any year.

The performance condition for the 2004 awards is the measurement of the Company’s total shareholder return (‘TSR’) over the three year period 2004/06 compared with the TSR of companies comprising the FTSE 250 at the date of award (but excluding those companies in the finance sector).

Executive directors and other members of the Executive committee were awarded in 2004 conditional shares equivalent to 25% of their base salary. These shares will vest, provided the Company’s TSR is at or above the 50th percentile of the comparator group at the end of the three year performance period.

In addition, matching shares may be awarded: the number of potential matching shares is determined by reference to the same performance condition, namely the Company’s TSR relative to the comparator group. Matching shares may be applicable to conditional shares, shares acquired by bonus deferral and other shares purchased and transferred to the LEAP from the executive’s own resources.

The number of conditional shares awarded and the number of shares acquired through bonus deferral are shown in the tables on page 32.

No changes are planned for the operation of the LEAP scheme in 2005.

Corus Annual Review 2004 29
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Summary report on remuneration

Pensions
Pension and life assurance benefits reflect current practice in the UK and the Netherlands and are tailored to take account of historical obligations. Individual pension arrangements are set out below.

UK
Mr David Lloyd and Mr Stuart Pettifor are members of the main section of the British Steel Pension Scheme and of the supplementary section for senior managers. This is a defined benefit scheme.

Mr Philippe Varin is not a member of the British Steel Pension Scheme. In accordance with his contract of employment, he is paid a pension allowance of 30% of his salary. Mr Varin receives a life assurance benefit broadly equivalent to that provided under the British Steel Pension Scheme.

Netherlands
Mr Henk Vrins and Mr Rauke Henstra are members of the Stichting Pensioenfonds Hoogovens which is a defined benefit pension scheme.

Excess retirement benefits
No person who served as a director of the Company during or before 2004 has been paid or received retirement benefit in excess of the retirement benefits to which he was entitled on the date on which benefits first became payable.

The total amount set aside by the Group during 2004 to provide pension, retirement or similar benefits for all current directors was £238,672 (2003: £202,085).

Benefits
Executive directors are provided with benefits in kind comprising a car or cash allowance, medical insurance and life assurance. In addition Mr Rauke Henstra receives fuel at the expense of the Company. Benefits in kind do not form part of pensionable earnings and are not taken into account for bonus purposes. These benefit arrangements also apply to other members of the Executive committee.

External appointments
Currently executive directors are permitted to hold up to one external directorship or office with the approval of the Board, retaining the fees payable from such appointments. Currently, no executive director holds such an external position.

Directors’ service contracts
Mr Philippe Varin has a service contract that provides for a period of notice reducing from two years progressively from the anniversary of his appointment (1 May 2003) to 12 months. This will be fully effective from 1 May 2005.

The service contracts for Mr David Lloyd and Mr Stuart Pettifor provide for a rolling 12 month period of notice. Mr Rauke Henstra’s service contract provides for a rolling 6 month period of notice.

Non-executive directors
Non-executive directors’ fees, including fees for chairing Board committees, are reviewed periodically, taking into account fees paid by comparable companies and the roles and responsibilities undertaken by the directors. These fees are determined by the Chairman of the Company and the executive directors. The Chairman’s fees are determined by the Remuneration committee.

The Chairman and the non-executive directors do not have service contracts with the Company.

Non-executive directors are encouraged to hold a minimum shareholding of 50,000 shares in the Company.

Sums paid to a third party in respect of a director’s service
No consideration was paid to or became receivable by third parties for making available the services of any person as a director of the Company, while a director of the Company, as a director of any of the Company’s subsidiary undertakings, as a director of any other undertaking of which he was (while a director of the Company) a director by virtue of the Company’s nomination, or otherwise in connection with the management of the Company or any such other undertaking during the year to 1 January 2005.

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Summary report on remuneration

Directors’ interests

Shares
The beneficial interests of the directors who held office at 1 January 2005 and their families in the ordinary shares of the Company are set out on page 32. Other than as stated in this report, no director or his family has any right to subscribe for shares in the Company.

None of the directors or their families had any interests in the shares of any subsidiary company.

Executive Share Options
No options were granted during the year and it is the intention not to grant any further options under the scheme.

Options may be exercised three years after and before the expiry of ten years from the date of grant, subject to meeting the performance criteria.

The options granted to the Chief Executive are subject to special performance conditions, as reported last year. All other options under this scheme except for those granted prior to 1996 are subject to performance measures relating to both TSR and a target relating to the return on shareholder funds. These performance criteria were chosen to reflect corporate performance relative to companies with similar characteristics and subject to similar market conditions, as well as to demonstrate the minimum return to shareholders required to justify the use of executive share options.

To meet the minimum TSR target, the Company must rank no lower than the median position when measured against a group of comparator companies. The performance period for the TSR target is any 36 month period ending within four years of the start of the financial year in which the option is granted.

The minimum return on shareholder funds is 4% per annum (as stated in the accounts). The performance period relating to the return on shareholders’ funds is any period of three consecutive financial years beginning not earlier than the financial year in which the option was granted.

The exercise period is seven years starting from the third anniversary of the date of grant. Once either target has been met for any 36 month period, there need not be any further testing of that target in respect of that particular grant of options.

For the purposes of calculating TSR, it is assumed that dividends are reinvested. TSR data is compiled by Towers Perrin and reported on half yearly. The Remuneration committee may amend the composition of the comparator group if circumstances make this necessary (for example as a result of takeovers or mergers).

Performance criteria remain in place during the participant’s employment, but cease to apply in certain circumstances (for example, ill health or redundancy) on termination.

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Summary report on remuneration

Directors’ interests in shares The interests of the directors in shares are as follows: Shareholdings

Directors’ share options
Following an independent accountants’ valuation in respect of the placing and open offer in December 2003, the aggregate number of options outstanding as at 3 January 2004 have been restated to reflect minor rounding adjustments.

Sharesave options

								Directors’ emoluments The emoluments of the directors are as follows: Executive directors
Ordinary shares of 10p	2004 Number	2003 Number							2004 £	2003 £

J W Leng	141,666	141,666						P Varin	1,433,844	1,200,463
J Schraven	50,000	50,000	†					R Henstra	232,742	–
P Varin	1,655,328	1,558,333		Ordinary shares of 10p	2004 Number	2003 Number		D M Lloyd	651,290	482,916
E A van Amerongen	50,000	–						S I Pettifor	683,391	493,331
A B Hayward	52,776	18,691		P Varin	22,294	–		Former directors	497,554	1,167,642
R Henstra	–	–	†	S I Pettifor	22,294	–			3,498,821	3,344,352
K J Lauk	–	–		D M Lloyd	22,294	13,419
D M Lloyd	82,881	16,974						Non-executive directors
S I Pettifor	28,333	28,333		Executive share options					2004 £	2003 £
A M Robb	50,000	20,000		Ordinary shares of 10p	2004 Number	2003 Number
M C van Veen	18,559	18,559						J W Leng	296,465	191,921	*
				P Varin	3,401,953	3,401,953		J Schraven	5,417	–
Leveraged Equity Acquisition Plan (LEAP)				D M Lloyd	686,877	698,990		A B Hayward	50,000	35,000
				S I Pettifor	701,799	701,799		E A van Amerongen	52,500	40,000
Ordinary shares of 10p	2004 Number	2003 Number		R Henstra	265,256	265,256	†	K J Lauk	42,500	23,333	*
				Notes:				A M Robb	52,500	18,750	*
Conditional Share Awards				† Interests held in shares were held at the date of appointment.				M C van Veen	50,000	40,000
P Varin	435,788	–		(i) Mr Philippe Varin’s option was granted on joining the Company conditional on his purchasing and retaining 1.1m shares. This option will become exercisable in three equal tranches on the third, fourth and fifth anniversary of the date of grant. The retention of the 1.1m shares constitutes the performance condition attaching to this option. In the event of leaving service before those dates, that tranche of the option is forfeited.				Former directors	42,500	212,738	*
D M Lloyd	231,481	–							591,882	561,742
S I Pettifor	256,173	–						Notes:
R Henstra	165,370	–						*Remuneration related to part of the year in 2003.
Deferred Bonus Share Awards								(i)Emoluments shown include basic salaries and fees, performance related bonus, taxable benefits and termination payments relating to two former directors.
P Varin	177,375	–
D M Lloyd	87,289	–		(ii) No options were granted during the year.
S I Pettifor	97,831	–		(iii) Other than the option granted to Mr Philippe Varin exercisable at 16p per ordinary share and an option held by Mr David Lloyd over 10,928 shares exercisable at 126p per share, none of these options are exercisable except on leaving the Company.				By order of the Board
R Henstra	–	–
								Richard Reeves Secretary 17 March 2005

32 Corus Annual Review 2004
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Summary financial statement
Summary financial statement

Introduction
This summary financial statement is a summary of information contained in Corus Group’s financial statements, Directors’ report, and Report on remuneration as set out in the Corus Annual Report & Accounts 2004.

The auditors have issued an unqualified audit report on the full accounts and the auditable part of the Report on remuneration. The United Kingdom Companies Act 1985 requires the auditors to report if the accounting records are not properly kept or if the required information and explanations are not received. Their report on the full accounts and the auditable part of the Report on remuneration contains no such statement.

The following summary financial statement should be read together with the narrative set out earlier in this annual review which mentions to the extent applicable, any important future developments or post-balance sheet events.

Independent auditors’ statement to the members of Corus Group plc
We have examined the summary financial statement of Corus Group plc which comprises the consolidated profit and loss account, balance sheet, cash flow and reconciliation of net debt, the Summary directors’ report and the Summary report on remuneration.

Respective responsibilities of directors and auditors
The directors are responsible for preparing the abridged report in accordance with applicable law. Our responsibility is to report to you our opinion on the consistency of the summary financial statement within the abridged report with the annual financial statements, the Directors’ report and the Report on remuneration, and its compliance with the relevant requirements of Section 251 of the United Kingdom Companies Act 1985 and the regulations made thereunder. We also read the other information contained in the abridged report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the Summary financial statement.

This statement, including the opinion, has been prepared for and only for the Company’s members as a body in accordance with Section 251 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this statement is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Basis of opinion
We conducted our work in accordance with Bulletin 1999/6, ‘The auditors’ statement on the Summary financial statement’ issued by the Auditing Practices Board for use in the United Kingdom.

Opinion
In our opinion the Summary financial statement is consistent with the financial statements, the Directors’ report and the Report on remuneration of Corus Group plc for the period ended 1 January 2005 and complies with the applicable requirement of Section 251 of the Companies Act 1985 and the regulations made thereunder.

PricewaterhouseCoopers LLP Chartered Accountants and Registered Auditors
London
17 March 2005

Note
The maintenance and integrity of statutory and audited information on the Corus Group plc website is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the financial statements since they were initially presented on the website. Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Corus Annual Review 2004 33
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Summary financial statement

Consolidated profit and loss account
For the financial period ended 1 January 2005	2004 £m		2003 £m
Turnover: group and share of joint ventures	9,625		8,203
Less: share of joint ventures’ turnover	(293)		(250)
Group turnover	9,332		7,953
Total operating costs	(8,750)		(8,161)
Group operating profit/(loss)	582		(208)
Share of operating results of joint ventures and associated undertakings	30		9
Total operating profit/(loss)	612		(199)
Profit on disposal of fixed assets	34		47
Profit/(loss) on disposal of group undertakings	34		(2)
Profit/(loss) on ordinary activities before interest	680		(154)
Net interest and investment income:
Group	(118)		(98)
Joint ventures and associated undertakings	(3)		(3)
Profit/(loss) on ordinary activities before taxation	559		(255)
Taxation	(119)		(53)
Profit/(loss) on ordinary activities after taxation	440		(308)
Minority interests – equity	6		3
Profit/(loss) for the financial period	446		(305)
Dividends – equity	–		–
Profit/(loss) retained for the financial period	446		(305)
Earnings per share
Basic earnings per ordinary share	10.05	p	(9.25	)p
Diluted earnings per ordinary share	9.41	p	(9.25	)p

All results are derived from continuing operations.

There were no material acquisitions in the period.

34 Corus Annual Review 2004
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Summary financial statement

Consolidated balance sheet
At 1 January 2005	2004 £m	Restated 2003 £m
Fixed assets
Intangible assets	73	96
Tangible assets	2,811	2,729
Investments in joint ventures:
Share of gross assets	227	198
Share of gross liabilities	(130)	(107)
	97	91
Investments in associated undertakings	12	8
Other investments and loans	66	60
	175	159
	3,059	2,984
Current assets
Stocks	1,732	1,404
Debtors: amounts falling due after more than one year	485	479
Debtors: amounts falling due within one year	1,668	1,347
Less: securitisation of trade debtors	(275)	(215)
Net debtors falling due within one year	1,393	1,132
Short term investments	217	138
Cash at bank and in hand	383	242
	4,210	3,395
Creditors: amounts falling due within one year	(1,883)	(1,583)
Net current assets	2,327	1,812
Total assets less current liabilities	5,386	4,796
Convertible bonds	(332)	(332)
Other borrowings	(1,075)	(948)
Other creditors	(26)	(28)
Creditors: amounts falling due after more than one year	(1,433)	(1,308)
Provisions for liabilities and charges	(620)	(605)
Accruals and deferred income
Regional development and other grants	(33)	(40)
	3,300	2,843
Capital and reserves
Called up share capital	1,696	1,696
Share premium account	168	167
Statutory reserve	2,338	2,338
Other reserves	201	201
Profit and loss account	(1,145)	(1,606)
Shareholders’ funds – equity interests	3,258	2,796
Minority interests
Equity interests in subsidiary undertakings	42	47
	3,300	2,843

During 2004 Corus adopted UITF Abstract 38 ‘Accounting for ESOP trusts’ and related amendments to Abstract 17 ‘Employee share schemes’. UITF 38 changes the balance sheet presentation of Corus’ own shares held in ESOP trusts, from recognising them as assets to deducting them in arriving at shareholders’ funds. This change in accounting policy had no impact on the profit and loss account as previously reported, but reduced net assets by £1m. The comparative balance sheet has been restated for this effect.

Approved by the Board and signed on its behalf by: P Varin D M Lloyd 17 March 2005

Corus Annual Review 2004 35
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Summary financial statement

Consolidated cash flow statement
For the financial period ended 1 January 2005	2004 £m	2003 £m
Net cash inflow from operating activities	568	224
Dividends from joint ventures and associated undertakings	4	4
Returns on investments and servicing of finance
Interest and other dividends received	12	15
Interest paid	(104)	(116)
Premium received on issue of new loans	8	–
Premium paid on redemption of Eurobond	(9)	–
Issue costs of new loans	(15)	(16)
Interest element of finance lease rental payments	(2)	(2)
Net cash outflow from returns on investments and servicing of finance	(110)	(119)
Taxation
UK corporation tax	–	–
Overseas tax paid	(93)	(50)
Tax paid	(93)	(50)
Capital expenditure and financial investment
Purchase of tangible fixed assets	(312)	(163)
Sale of tangible fixed assets	37	82
Purchase of other fixed asset investments	(12)	–
Sale of other fixed asset investments	–	3
Loans to joint ventures and associated undertakings	(1)	(5)
Repayment of loans from joint ventures and associated undertakings	6	2
Net cash outflow from capital expenditure and financial investment	(282)	(81)
Acquisitions and disposals
Purchase of subsidiary undertakings and businesses	(17)	(17)
Net cash acquired with subsidiary undertakings and businesses	6	–
Investments in joint ventures and associated undertakings	(5)	(9)
Sale and exchange of businesses and subsidiary undertakings	95	5
Sale of joint ventures and associated undertakings	2	1
Net cash inflow/(outflow) from acquisitions and disposals	81	(20)
Equity dividends paid to shareholders	–	–
Net cash inflow/(outflow) before use of liquid resources and financing	168	(42)
Management of liquid resources
Net purchase of short term investments	(82)	(96)
Net cash outflow from management of liquid resources	(82)	(96)
Financing
Issue of ordinary shares	1	307
Share issue expenses	–	(16)
Cash inflow from issue of ordinary shares	1	291
New loans	558	2
Repayment of borrowings	(503)	(144)
Capital element of finance lease rental payment	(1)	(1)
Increase/(decrease) in debt	54	(143)
Net cash inflow from financing activities	55	148
Increase in cash in period	141	10

36 Corus Annual Review 2004
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Summary financial statement
Reconciliation of net cash inflow to movement in net debt

For the financial period ended 1 January 2005	2004 £m	2003 £m
Increase in cash	141	10
Increase in liquid resources	82	96
(Increase)/decrease in debt	(54)	143
Issue costs of new loans	15	16
Premium received on issue of new loans	(8)	–
Change in net debt resulting from cash flows in period	176	265
Debt and liquid resources acquired	3	–
Effect of foreign exchange rate changes	(9)	(41)
Other non cash changes	(11)	(1)
Movement in net debt in period	159	223
Net debt at beginning of period	(1,013)	(1,236)
Net debt at end of period	(854)	(1,013)

Reconciliation of movements in shareholders’ funds

At 1 January 2005	2004 £m	Restated 2003 £m
Shareholders’ funds at beginning of period	2,797	2,722
Accounting policy change (See note to consolidated balance sheet on page 35)	(1)	–
Shareholders’ funds at beginning of period as restated	2,796	2,722
Profit/(loss) for the period	446	(305)
Exchange translation differences on foreign currency net investments	–	89
Transfer of goodwill	10	–
Issue of conditional share awards	5	–
Investment in own shares	–	(1)
New shares issued (net of issue costs)	1	291
Shareholders’ funds at end of period	3,258	2,796

Corus Annual Review 2004 37
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www.corusgroup.com

Shareholder information

Share price information
The latest Corus share price is available from the Financial Times Cityline Service.
Telephone: 0906 8433311

Annual Report and general enquiries
Copies of the full report, other general information about the Group’s business and copies of the second Health, Safety and Environment report (the Corporate Responsibility Report) may be obtained free of charge from:

UK
The Secretary’s Office
Corus
30 Millbank
London SW1P 4WY
FREEPHONE 0800 484113

Netherlands
Communications and Public Affairs
Corus
P.O. Box 10.000
1970 CA IJmuiden
The Netherlands Telephone: +31 (0)251 49 19 52
Email: supportdeskcpa@corusgroup.com

UK shareholder enquiries
Administrative enquiries concerning shareholdings should be directed to:

Corus Group Section
Lloyds TSB Registrars
The Causeway, Worthing
West Sussex BN99 6DA
Telephone: 0870 600 3961

Shareholders can obtain details of their shareholdings via a web-based enquiry service: www.shareview.co.uk – you will need your eight digit shareholder reference number.

US shareholder enquiries
The Bank of New York
Investor Relations
P.O. Box 11258
Church Street Station
New York, NY 10286-1258
Toll Free telephone # for domestic callers:
1-888-BNY-ADRS (1-888-269-2377)
International callers can call:
1-610-382-7836

Email: shareowners@bankofny.com

Website for shareholder inquiries www.stockbny.com

The Bank of New York’s ADR website www.adrbny.com

Annual General Meeting
The Annual General Meeting of the shareholders will be held at the Thistle Tower Hotel, St Katharine’s Way, London E1W 1LD on Thursday 16 June 2005
at 11.00am.

Details of the business to be considered at the Annual General Meeting will be sent out in the Notice of Meeting which will be sent to shareholders on 10 May 2005 with the proxy card.

ADR holders may instruct The Bank of New York as to how the ordinary shares represented by their ADRs should be voted by completing and returning the voting card in accordance with the instructions printed thereon.

Holders of shares traded on Euronext can request a proxy form from the ABN AMRO Servicedesk.
Telephone: +31 (0)765 79 94 55

Dividend
The Board gave careful consideration to the question of a dividend in the light of the Company’s improved financial position and concluded no dividend should be recommended for 2004.

As explained in the Chairman’s statement, however, it is the Board’s current intention to recommence dividend payments for 2005.

Corus 30 Millbank London SW1P 4WY United Kingdom T +44 (0) 20 7717 4444 F +44 (0) 20 7717 4455	We encourage feedback on this report and on where and how we can make improvements. Please contact us by email at feedback@corusgroup.com

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